SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/ME [National Register of Legal Entities] nº 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

MATERIAL FACT NOTICE

Ambev S.A. (“Company”) informs its shareholders and the public that in a meeting held today, according to the minutes disclosed and available on the CVM and Investor Relations Department’s websites, the Company’s Board of Directors approved the execution of equity swaps, by and between the Company, or a controlled entity, and financial institutions, to be approved by the Board of Executive Officers, having as underlying asset the shares issued by the Company or American Depositary Receipts (“ADRs”) representing these shares. Additional information is attached to the referred minutes of the Board of Directors’ meeting.

The settlement of the equity swap will take place within a maximum period of 18 months as from this date and the agreements may result in an exposure of up to 80 million common shares (of which all or part may be through ADRs), with a limit value of up to R$1,5 billion and, together with the balance of the agreements still in force which executions were approved by the Company’s Board of Directors and not yet settled, do not exceed the limit set forth on article 8 of CVM Ruling No. 567/15.

The equity swap will allow the Company or its controlled entities to receive the price variation related to its shares traded on the stock exchange or ADRs and pay CDI or LIBOR plus a fee, during the term of the agreement, as applicable.

The purpose of the transaction is to neutralize the possible effects of the stock prices oscillation in view of the future delivery of shares or ADRs by the Company within the scope of its share-based payment programs.

São Paulo, May 15, 2019.

Ambev S.A.

Fernando Mommensohn Tennenbaum

Chief Financial and Investor Relations Officer

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2019

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer